Exhibit 99.7
Press release
Rio Tinto and Chinalco subsidiary Chalco sign binding agreement for Simandou iron ore project joint venture
29 July 2010
Rio Tinto and Chalco today signed a binding agreement to establish a joint venture (JV) covering the development and operation of the Simandou iron ore project in Guinea.
The binding agreement follows the signing of a memorandum of understanding between Rio Tinto and Chalco’s parent Chinalco announced on 19 March 2010. The agreement covers all aspects of how the JV and project itself will operate and be governed, including planning, construction and management of the mine and associated rail and port infrastructure.
Jan du Plessis, chairman, Rio Tinto and Xiong Weiping, president, Chinalco, and chairman and chief executive officer, Chalco today attended a signing ceremony in the Great Hall of the People in Beijing. Government officials from China, Guinea, the United Kingdom and Australia were represented at the event.
Mr du Plessis said: “Developing our relationship and business links with China is a key priority for Rio Tinto. This agreement takes our relationship with China and our largest shareholder Chinalco to a new level, building on a line of successful partnerships between Rio Tinto and China dating back to the start of the Channar iron ore joint venture in the Pilbara a generation ago. The formation of partnerships is integral to our business engagement with China. We are confident that the knowledge and experience gained from these other ventures will help make this joint venture our most successful yet undertaken with a Chinese partner.”
Mr Xiong said: “The establishment of a joint venture will make use of Chinalco’s advantages in the infrastructure field and its profound understanding of the Chinese market as well as Rio Tinto’s technologies and experience in the operation of large mining projects, so as to form a complementary and powerful union. We believe the successful development of the Simandou project will greatly quicken the pace of local infrastructure construction and economic development. This project can also efficiently balance China’s need for security of supply on the global iron ore market. We expect the two sides will regard cooperation on the Simandou project to be the foundation for further pushing forward the cooperation of these two companies in other resource projects.”
Tom Albanese, chief executive, Rio Tinto said: “We are excited about formalising our partnership with Chinalco through its subsidiary Chalco. Rio Tinto, Chinalco and the IFC together form an extremely strong development team. We expect to realise great economic and social benefits for the people of Guinea from the development of the Simandou project. This is a world-class iron ore project. We firmly believe this agreement will deliver great value for our shareholders. We remain committed to continued engagement with the Guinean Government and other key stakeholders. We continue to invest funds to keep this important project moving forward and anticipate mining operations would start within five years.”
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Luo Jianchuan, president, Chalco, said: “This transaction is consistent with the company’s development strategy to seek development opportunities in the mining industry and to seek high-quality overseas mineral projects. We hope Chalco and Rio Tinto can join efforts to enable the Simandou project to be put into production according to the development schedule reached by the two sides, so as to bring huge value to all related parties.”
Under the terms of the agreement, Rio Tinto’s 95 per cent interest in the Simandou project will be held in the new JV. Chalco will acquire a 47 per cent interest in the new JV by providing US$1.35 billion on an earn-in basis through sole funding of ongoing development work over the next two to three years. Once Chalco has paid its US$1.35 billion, the effective interests of Rio Tinto and Chalco in the Simandou project will be 50.35 per cent and 44.65 per cent respectively. The remaining five per cent will be owned by the International Finance Corporation (IFC), the financing arm of the World Bank.
Both Rio Tinto and Chalco are keen to progress the project as soon as possible and are working with all stakeholders to expedite the process. The formation of the JV will be finalised in consultation with the Guinean Government and following satisfaction of various regulatory requirements.
Notes to editors
Following the formation of the JV, Rio Tinto’s Simfer subsidiary will continue to be responsible for the development of the Simandou project, and Chalco will provide secondees to assist and be involved with Rio Tinto in the management and operation of the project. In addition to the sole funding provided by Chalco, the project will require significant additional development expenditure before it becomes fully operational, which will be funded jointly by Rio Tinto, Chalco and IFC, based on their corresponding share of interests.
The Guinean Government holds an option to buy up to 20 per cent of the project. The Government has recently expressed a willingness to exercise that option. Any interest acquired by the Guinean Government would proportionally reduce the effective holding in the project of Rio Tinto, Chalco and the IFC.
Simandou is a world-class iron ore mining project located in south-eastern Guinea. The project has completed initial feasibility studies and development work is progressing. Rio Tinto is partnered with the IFC, which holds a five per cent stake in the Simandou project. Chalco also contributes dedicated capability in the delivery of major projects and access to the infrastructure expertise and experience of other organisations in China.
Since the Mining Concession was granted in 2006, Rio Tinto has spent more than US$650 million on exploration, environmental, community development and evaluation work necessary to develop a world-class mine at Simandou. The Simandou project employs more than 1,100 people in Guinea, including direct and indirect employees. The current mine, rail and port plan anticipates creating tens of thousands of jobs during the construction phase and more than 4,000 full-time jobs during the operational phase. The mine would be managed by Rio Tinto. Once fully operational, the mine is expected to produce more than 70 million tonnes of high-grade iron ore annually, and satisfying demand in the China market will be a high priority.
Chalco is a listed subsidiary of Chinalco, with its shares traded on the Hong Kong, Shanghai and New York Stock Exchanges. Chinalco, directly and through various associated entities, holds in excess of 40 per cent of Chalco’s issued capital.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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